Mail Stop 0303

November 19, 2004

VIA U.S. MAIL AND FACSIMILE

Jeffrey T. Baglio, Esq.
Paul B. Johnson, Esq.
Gray Cary Ware & Freidenrich LLP
4365 Executive Drive, Suite 1100
San Diego, CA 92121-2133

		Re:	Invitrogen Corporation
			Registration Statement on Form S-4
			File No. 333-120330
			Schedule TO-I; File No. 5-56717
			Filed November 9, 2004

Gentlemen:

      We have reviewed your filings, and have the following comments. The scope of our review has been limited to tender offer and other non-accounting issues. Where indicated, we think you should revise your documents in response to these comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.

Form S-4

	General

1. We note Invitrogen has concluded that Rule 13e-3 does not apply to the instant offers due in part because the existing notes are not publicly traded on a national securities exchange. Please advise us what consideration has been given to the applicability of Section 12(g) or 15(d) of the Exchange Act to the subject classes of notes.

Early Commencement

2. Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. See, on our website www.sec.gov, Telephone Interpretation Manual Supplement dated July 2001,
Section I.E.3, for more information. Please confirm to us that Invitrogen will satisfy its obligations to file a final prospectus, after effectiveness, in accordance with the above interpretation.

      	Cover Page of Prospectus

3. We note your legend states "[t]he information in this prospectus is not complete and may be changed." We also recognize that a preliminary prospectus used to commence an exchange offer early under Rule 162 must include the "red herring" legend required by Item 501(b)(10) of Regulation S-K. The sample legend provided in Item 501(b)(10)(iv) that indicates information in the prospectus is "not complete and may be changed," however, should be appropriately tailored to explain that the prospectus may be amended. The legend should not state that the prospectus is not complete or is otherwise subject to completion. The preliminary prospectus disseminated to security holders must contain all required information, including pricing information, in order to effectively "commence" the exchange offer. Information may not be omitted under Rules 430 or 430A. Please see Telephone Interpretation Manual Supplement dated July 2001, Section I.E.2, for an example of a legend that may be used when an exchange offer is commenced early under Rule 162.

Summary Consolidated Financial Data, page 10

4. Consolidated financial data does not serve to fully substitute for summarized financial data. Revise to include complete summarized financial information required by Item 1010(c) of Regulation M-A. In the event financial information required by
Item 1010(a) and (b) has been incorporated by reference, all of the summarized financial information required by Item 1010(c) must be disclosed in the disclosure document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO. In addition, refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov for additional guidance.

Conditions to the Exchange Offer/Legal Limitation page 33

5. The conditions to the exchange offer do not appear to contain specific enough information with respect to the time period over which the conditions may be raised or asserted. The language in the opening paragraph with respect to the legal limitation disclosure improperly suggests that the conditions to the offer may be raised or asserted following expiration of the offer. While conditions may be viewed as ongoing rights, the staff objects when offerors reserve the right to raise the conditions at any time. Please revise this opening paragraph to expressly indicate that all conditions, other than those dependent upon the receipt of government approvals, will be satisfied or waived prior to the expiration date.

6. The disclosure indicates that once a condition is triggered, a failure to exercise your right to terminate the offer will not constitute a waiver of that condition. Please note that when a condition is triggered and the offeror decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition. Please revise your disclosure to remove the implication that Invitrogen reserves the right to conduct an illusory offer.

Closing Comments

      As appropriate, please amend the registration statement and/or Schedule TO in response to these comments. You may wish to provide us with marked copies of the amendment(s) to expedite our review. Please furnish a cover letter with your amendment(s) that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.
We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.

	You may contact me on any questions regarding the comments at
(202) 942-2948.

Sincerely,


Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions